UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒       Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director
Date: June 25, 2009

(English Translation of the Notice of the Result of the 97th Ordinary General Meeting
of Shareholders Originally Issued in Japanese Language)
MAKITA CORPORATION
(Stock code: 6586)
June 25, 2009
To the Shareholders of
MAKITA CORPORATION
Notice of the Result of the 97th Ordinary General Meeting of Shareholders
     We would like to inform you that the following reports and resolutions were made at the 97th Ordinary General Meeting of Shareholders held on June 25, 2009.
Masahiko Goto
President
MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo,
Aichi Prefecture, 446-8502, Japan
Description
Items reported
1.
The Business Report, Consolidated Financial Statements for the 97th term (from April 1, 2008 to March 31, 2009) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Financial Statements for the 97th term
Items resolved
No.1...Appropriations of Surplus
This item was approved as proposed.
It was decided that cash dividends should be paid at the rate of 50 yen per share, total amount of 6,888,200,250 yen.
No.2...Partial amendment to the Articles of Incorporation
This item was approved as proposed.
The details of the amendments are as follows:
(Changes are underlined)

Before Amendments	After Amendments

Article 2. (Purpose)	Article 2. (Purpose)

The purposes of the Company shall be to engage in the following businesses:	The purposes of the Company shall be to engage in the following businesses:

1.     Manufacture and sale of machine tools including electric power tools, pneumatic tools etc., and wood-working tools;
2.     Manufacture and sale of electric machinery and equipment, and various other machinery and equipment;

1.     Manufacture and sale of machine tools including electric power tools, pneumatic tools and engine-powered tools, etc., and wood-working tools;
2.     Manufacture and sale of electric machinery and equipment, gardening machinery and various other machinery and equipment;

Before Amendments	After Amendments

3. –10.	3. –10.
[Omitted]	[Not amended]

Article 7. (Issuance of share certificates) The Company shall issue share certificates that represent its issued shares.	[Deleted]

Article 8. [Omitted]	Article 7. [Not amended]

Article 9. (Number of shares constituting one unit and non-issuance of certificates for shares constituting less than a full unit)	Article 8. (Number of shares constituting one unit)

(1) The number of shares of the Company constituting one unit of shares shall be one hundred (100).	(1) The number of shares of the Company constituting one unit of shares shall be one hundred (100).

(2) Notwithstanding Article 7, the Company shall not issue any certificates for shares constituting less than a full unit, unless otherwise provided for in the Share Handling Regulations.	[Deleted]

Article 10. (Sale of shares constituting less than a full unit)	Article 9. (Sale of shares constituting less than a full unit)

A shareholder (including a beneficial shareholder; hereinafter the same being applicable) holding shares constituting less than a full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than a full unit, constitute a full unit of shares in accordance with the provisions of the share handling regulations.

A shareholder holding shares constituting less than a full unit may request the Company to sell to the shareholder such amount of shares which will, when added together with the shares constituting less than a full unit, constitute a full unit of shares in accordance with the provisions of the share handling regulations.

Article 11. (Transfer agent)	Article 10. (Transfer agent)

(1) The Company shall appoint a transfer agent.	(1) The Company shall appoint a transfer agent.

(2) The transfer agent and its handling office shall be designated by a resolution of the Board of Directors and public notice thereof shall be given.	(2) The transfer agent and its handling office shall be designated by a resolution of the Board of Directors and public notice thereof shall be given.

(3) The transfer agent shall prepare and keep the register of shareholders (including the register of beneficial shareholders; hereinafter the same being applicable), the register of stock acquisition rights and the register of lost share certificates of the Company, and the business pertaining to the register of shareholders, the register of stock acquisition rights and the register of lost share certificates shall be handled by the transfer agent and the Company shall not handle these matters.

(3) The transfer agent shall prepare and keep the register of shareholders and the register of stock acquisition rights, and the business pertaining to the register of shareholders and the register of stock acquisition rights shall be handled by the transfer agent and the Company shall not handle these matters.

Article 12. –39.	Article 11. –38.
[Omitted]	[Not amended]

Before Amendments	After Amendments

(Addendum)

Article 1.

[New Article]	The Company shall delegate to the transfer agent the business such as preparing and keeping the register of lost share certificates, and shall not handle the above matters directly.

Article 2.

[New Article]	The provisions of Article 1 and Article 2 of this Addendum shall be in no effect and deleted automatically as of January 6, 2010.

No.3...Election of eleven Directors
Messrs. Masahiko Goto, Yasuhiko Kanzaki, Tadayoshi Torii, Shiro Hori, Tomoyasu Kato, Tadashi Asanuma, Hisayoshi Niwa, Shinichiro Tomita, Tetsuhisa Kaneko and Motohiko Yokoyama were reelected and Mr. Yoji Aoki was newly elected as a Director, and each of them assumed their respective offices.
Mr. Motohiko Yokoyama is an Outside Director.
No.4...Payment of Bonus to Directors
This item was approved as proposed that the Company should pay directors bonuses to thirteen Directors excluding Mr. Motohiko Yokoyama, an Outside Director, among fourteen Directors as of end of the term, in the amount of 128 million yen.
     At the Meeting of the Board of Directors held after this Shareholders’ Meeting, Representative Director and Corporate officers with special title were elected as follows, and each of them assumed their respective offices.

President, Representative Director	Masahiko Goto
Director, Managing Corporate Officer	Yasuhiko Kanzaki
Director, Managing Corporate Officer	Tadayoshi Torii
Director, Managing Corporate Officer	Shiro Hori